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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               .

EXHIBIT 4.1.1 TO
Registration Statement on Form S-8
File No. 333-76940
AMENDMENT TO 2001 STOCK OPTION PLAN OF
NAM TAI ELECTRONICS, INC.
Section 16(b) of the 2001 Stock Option Plan of Nam Tai Electronics, Inc. is amended in its entirety to read as follows:
(b) Change in Capitalization
Notwithstanding any provision of the Plan, the number and kind of shares authorized for issuance under Section 3, the number of options to be granted to non-employee directors pursuant to Section 6(b), shall be equitably and proportionately adjusted in the event of a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, extraordinary dividend, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase common shares at a price substantially below fair market value or other similar corporate event affecting the common shares in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding options and the number and kind of shares subject to any outstanding option and the exercise price per share under any outstanding option (including any Directors’ Option) shall be equitably and proportionately adjusted in order to preserve the benefits or potential benefits intended to be made available to participants granted options. The appropriate amount and manner of any such equitable adjustments shall be determined by the Board of Directors or the Committee, if established, in its sole discretion, whose determination as to such equitable adjustments as shall be made, and the extent thereof, shall be final. Unless otherwise determined by the Board of Directors or the Committee, if established, such adjusted options shall be subject to the same restrictions and the same vesting schedule to which the underlying option is subject.
IN WITNESS WHEREOF, the Board of Directors of the Company has approved this Amendment to the 2001 Stock Plan on November 6, 2006.
NAM TAI ELECTRONICS, INC.
Ming Kown Koo
Chairman of the Board

EXHIBIT 4.2 (Amended) to Registration on Form S-8
File No. 333-76940)
Option Certificate No. [Year]-[ No.               ]
[Form of] STOCK OPTION CERTIFICATE TO PURCHASE [Insert number] COMMON SHARES
          This certificate evidences the agreement, dated as of [insert date of grant] (hereinafter the “Grant Date”), by and between Nam Tai Electronics, Inc., a British Virgin Islands international business company with its principal executive offices at 3rd Floor, 116 Main Street, Road Town, Tortola, British Virgin Islands (hereinafter called the “Company”), party of the first part, and,
          [Insert full name of Director/Officer/Employee/Consultant/Advisor] of [insert address of optionee] (hereinafter called “Optionee”), a party of the second part;
WITNESSETH
          Whereas, the Company has adopted the 2001 Stock Option Plan of Nam Tai Electronics, Inc. (the “Plan”) to permit options to be granted to certain employees, directors, officers, consultants and advisors of the Company and its subsidiaries to purchase Common Shares of the Company; and
          {[Use for Annual Grants to Non-Employee Directors Elected at Annual General Shareholders’ Meeting:] Whereas, pursuant to the Plan, the Company shall grant to each non-employee director 15,000 options to purchase common shares upon their election to the board of directors at each annual meeting of shareholders.]
          {Whereas, the Optionee was elected as a non-employee director at the Annual Meeting of Shareholders of the Company held on [ ](“the Grant Date”);]}
          [Use other than for Annual Grants to Non-Employee Directors Elected at Annual General Shareholders’ Meeting] Whereas, the Optionee is employed or retained by the Company in a key capacity, and the Company wishes to recognize Optionee’s past performance and contribution to the Company and/or desires Optionee to remain in such employ or retention, and to secure or increase Optionee’s stock ownership in the Company in order to increase Optionee’s incentive and personal interest in the welfare of the Company;
          Now, therefore, in consideration of the premises and of the covenants and agreements herein set forth, the parties hereby mutually covenant and agree as follows:
          1.      Subject to the terms and conditions set forth herein the Company grants to;
[Insert Full name of Optionee],
the registered holder hereof the right to purchase from Nam Tai Electronics, Inc. Common Shares of the Company at the purchase price per Common Share of $xx.xx (the “Option Price”) at any time between the Commencement Date as set forth in paragraph 3 and before the Expiration Date set forth in paragraph 6 [Insert 15,000 when used for Annual Grants to Non-Employee Directors Elected at Annual General Shareholders’ Meeting; Insert number granted when optionee is not a non-employee director] Common Shares of the Company.
          2.      The Option Price to be paid for the optioned shares shall be [option price written out] US Dollars (US$xx.xx ), which is the closing price per Common Share of the Company on the Grant Date.
          3.      The option granted hereby may be exercised by the Optionee at any time from the date of this agreement (the “Commencement Date”) and on or before the Expiration Date as provided in paragraph 6 below.
          4.      The Options evidenced hereby may be exercised in whole or in part (partial exercise may be in minimum increments of 1,000 shares) by presentation of this Option Certificate to the Corporate Secretary of the Company at Suite 1506-08, 15th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong, specifying the number of shares in respect of which the option is being exercised, accompanied by payment for such shares by certified check, bank draft or wire transferto the order of the Company. Such shares, upon payment of the purchase price, shall be fully paid and nonassessable.
          5.      The option herein granted shall not be transferable by the Optionee otherwise than by will or the laws of descent and distribution, and may be exercised during the life of the Optionee only by the Optionee.

          6.      The option granted hereunder shall expire and become unexercisable at the close of trading on {Insert Expiry date [three years from the date of grant in the case of Annual Grants to Non-Employee Directors and not to exceed ten years from the date of grant in the case of any other grant}].
          7.      Adjustments in optioned shares and option price herein provided shall be made as provided in Section 16(b) of, or otherwise in, the Plan.
          8.      As to all optioned shares (or any stock issued as a stock dividend thereon or any securities issued in lieu thereof or in substitution therefor), purchased by the Optionee or Optionee’s personal representative upon the exercise of any portion of the option herein granted, the Board of Directors of the Company, in its sole discretion, may require that the Optionee or Optionee’s personal representative, as the case may be, agree to that they will comply with such restrictions as may be necessary to satisfy the requirements of the Securities Act of 1933.
          9.      The Optionee shall not be deemed for any purposes to be a shareholder of the Company with respect to any of the optioned shares except to the extent that the option herein granted shall have been exercised with respect thereto and a stock certificate issued therefor.
          10.      The existence of the option herein granted shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalization, reorganizations or other changes in the Company’s capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the common stock of the Company or the rights thereof, or dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding whether of a similar character or otherwise.
          11.      As a condition of the granting of the option herein granted, the Optionee agrees, for himself or herself and Optionee’s personal representative, that any dispute or disagreement which may arise under or as a result of or pursuant to this agreement shall be determined by the Board of directors of the Company in Optionee’s sole discretion based on the Company’s copy of this agreement, and that any interpretation by the board of directors of the Company of the terms of this agreement shall be final, binding and conclusive.
          12.      If, at any time, the Board of Directors of the Company shall determine, in its discretion, that the listing, registration or qualification of the shares covered by the option upon any securities exchange or under any state or federal law is necessary or desirable as a condition of or in connection with the purchase of shares thereunder, the option may not be exercised, in whole or in part, unless and until such listing, registration or qualification shall have been effected free of any conditions not acceptable to the Board of directors of the Company.
          13.      Nothing in this agreement shall be construed to confer upon the Optionee any right to continued employment, appointment or other arrangement with the Company or to restrict in any way the right of the Company to terminate his or her employment, appointment or arrangement. Optionee acknowledges that the option evidenced hereby is being granted to recognize and reward Optionee’s past performance and contribution to the Company and/or to encourage such Optionee to secure or increase on reasonable terms his or her stock ownership in the Company.
          IN WITNESS WHEREOF, the Company has caused this instrument to be exercised by its duly authorized officers, effective as of the Commencement Date.

NAM TAI ELECTRONICS, INC.
By:

Title

SIGNATURES
     Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form S-8 (File no 333-76940).
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date November 9, 2006	By:	/s/ Patinda Lei
		Name:	Patinda Lei
		Title:	Chief Executive Officer